UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Chefs' Warehouse, Inc.

File No. 001-35249- CF#29710

The Chefs' Warehouse, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2013.

Based on representations by The Chefs' Warehouse, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 25, 2017
Exhibit 10.2	through April 25, 2017
Exhibit 10.3	through April 17, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel